Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AVROBIO, INC.

AVROBIO, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. That the Fourth Amended and Restated Certificate of Incorporation of the Corporation that was filed with the Secretary of State of Delaware on June 25, 2018 (the “Amended and Restated Certificate”) is hereby amended to add the following paragraph after the first paragraph of Article IV thereof to provide the following:

Upon this Certificate of Amendment becoming effective (the “Effective Time”) pursuant to the DGCL, each twelve (12) shares of the Common Stock issued and outstanding and held of record by each stockholder of the Corporation or issued and held by the Corporation in treasury immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Common Stock, be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued as a result of the Reverse Stock Split. Instead, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split). Each holder of record of a certificate or certificates representing one or more shares of Common Stock pre-Reverse Stock Split shall be entitled to receive as soon as practicable following the Effective Time, upon surrender of such certificate or certificates, a certificate or certificates representing the whole number of shares of Common Stock post-Reverse Stock Split to which such holder shall be entitled pursuant to the Reverse Stock Split as well as cash in lieu of any fractional shares of Common Stock to which such holder may be entitled. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time of the Reverse Stock Split upon the surrender thereof).

2. That the foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. That the foregoing amendment shall become effective at 4:00 p.m. eastern on June 20, 2024.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 20th day of June, 2024.

AVROBIO, INC.

By:	/s/ Erik Ostrowski
Erik Ostrowski
President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer